SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      October 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      30  October 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary



SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company
P&O Princess Cruises plc
2) Name of shareholder having a major interest
Deutsche Bank AG
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not stated
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not stated
5) Number of shares/amount of stock acquired
Not stated
6) Percentage of issued class
Not stated
7) Number of shares/amount of stock disposed
Not stated
8) Percentage of issued class
Not stated
9) Class of security
Ordinary shares of 50 cents each
10) Date of transaction
Not stated
11) Date company informed
29 October 2002
12) Total holding following this notification
56,859,375 ordinary shares
13) Total percentage holding of issued class following this notification
8.20%
14) Any additional information

Part of holding may relate to hedging arrangements for customer transactions
15) Name of contact and telephone number for queries
Simon Pearce 020 7805 1208
16) Name and signature of authorised company official responsible for making this notification
Simon Pearce, Company Secretary
Date of notification .....30 October 2002.....